BB 3/4

13011014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

SEC FILE NUMBER
8-48197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P.J. ROBB VARIABLE CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5865 RIDGEWAY CENTER PARKWAY, SUITE 200
(No. and Street)

MEMPHIS (City) TN (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JENNIFER MATLOCK 717-657-0789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

214 N TRYON STREET, SUITE 3600 (Address) CHARLOTTE (City) NC (State) 28202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/8/13

OATH OR AFFIRMATION

I, JENNIFER MATLOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.J. ROBB VARIABLE CORPORATION, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Abby E. Boreman, Notary Public
Fermanagh Twp., Juniata County
My Commission Expires July 16, 2013
Member, Pennsylvania Association of Notaries

Abby E. Boreman
Notary Public

Jennifer A. Matlock
Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
December 31, 2012

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of
P.J. Robb Variable Corporation

In our opinion, the accompanying statements of income, changes in stockholder's equity, and cash flows for the period January 1, 2012 to April 1, 2012 present fairly, in all material respects, the results of operations and cash flows of P.J. Robb Variable Corporation (Predecessor Company) for the period from January 1, 2012 to April 1, 2012, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2013

Independent Auditor's Report

To the Board of Directors and Shareholder of
P. J. Robb Variable Corporation

We have audited the accompanying financial statements of P. J. Robb Variable Corporation (Successor Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholder's equity and cash flows for the period from April 2, 2012 to December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the P.J. Robb Variable Corporation at December 31, 2012, and the results of its operations and its cash flows for the period from April 2, 2012 to December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2013

P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 4,517,350
Restricted cash	840,624
Commissions receivable, net of allowances of $108,720	2,759,442
Receivable from affiliate	457,590
Other assets	75,756
Intangibles, net of amortization	4,992,610
Goodwill	13,395,442
Total assets	$ 27,038,814
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 2,076,990
Income tax payable to affiliate	63,503
Accrued expenses and other liabilities	120,893
Deferred tax liability	2,012,874
Total liabilities	4,274,260
Stockholder's equity	
Common stock, no par value; 2,000 shares authorized; 1,400 shares issued and outstanding	35,000
Additional paid-in capital	20,742,967
Retained earnings	1,986,587
Total stockholder's equity	22,764,554
Total liabilities and stockholder's equity	$ 27,038,814

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statements of Income

	Successor Period from April 2, 2012 through December 31, 2012	Predecessor Period from January 1, 2012 through April 1, 2012
Revenue		
Commission income	$ 12,028,072	$ 2,802,706
Revenue from affiliate	7,128	80,139
Total revenue	12,035,200	2,882,845
Expenses		
Commission expense	5,633,937	1,788,938
Administrative service fees to Parent	1,494,016	419,189
Administrative service fees to affiliate	-	50,499
Regulatory fees	110,240	37,053
Professional fees	289,909	31,976
Amortization	1,007,390	-
Other expense	110,690	30,116
Total expenses	8,646,182	2,357,771
Income before income taxes	3,389,018	525,074
Income taxes	1,402,431	202,783
Net income	$ 1,986,587	$ 322,291

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statements of Changes in Stockholder's Equity

Predecessor	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2011	$ 35,000	$ 12,704,945	632,901	$ 13,372,846
Net income	-	-	322,291	322,291
Dividends	-	-	(250,000)	(250,000)
Balances at April 1, 2012	$ 35,000	$ 12,704,945	$ 705,192	$ 13,445,137

Successor	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at April 1, 2012	$ 35,000	$ 12,704,945	$ 705,192	$ 13,445,137
Effect of Branch Banking & Trust acquisition	-	8,038,022	(705,192)	7,332,830
Balances at April 2, 2012	35,000	20,742,967	-	20,777,967
Net income	-	-	1,986,587	1,986,587
Balances at December 31, 2012	$ 35,000	$ 20,742,967	$ 1,986,587	$ 22,764,554

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statements of Cash Flows

	Successor Period from April 2, 2012 through December 31, 2012	Predecessor Period from January 1, 2012 through April 1, 2012
Cash flows from operating activities:		
Net income	$ 1,986,587	$ 322,291
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization	1,007,390	-
Deferred income taxes	(440,127)	20,416
Changes in assets and liabilities:		
Restricted cash	(18,043)	35,780
Commissions receivable, net	(1,196,048)	104,539
Accounts receivable from affiliate	(457,590)	35,604
Other assets	(5,405)	23,914
Commissions payable	163,793	145,704
Income tax payable to affiliate	101,728	(38,225)
Accrued expenses and other liabilities	82,812	(5,963)
Net cash provided by operating activities	1,225,097	644,060
Cash flows from financing activities:		
Payables to affiliate	179,867	(137,158)
Dividends declared and paid to Parent	-	(250,000)
Net cash provided by (used in) financing activities	179,867	(387,158)
Net increase in cash	1,404,964	256,902
Cash at beginning of period	3,112,386	2,855,484
Cash at end of period	$ 4,517,350	$ 3,112,386
Supplemental cash flow information		
Cash paid to affiliate for income taxes	$ 1,740,829	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization

P.J. Robb Variable Corporation (the "Company") acts as a retail and wholesale broker-dealer of life insurance and annuity products for various insurance carriers. The Company also processes mutual fund commissions for retirement and benefit plans. The Company conducts business on a national basis. The Company incorporated in the state of Tennessee and is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

From January 1, 2012 through April 1, 2012, the Company was a wholly owned subsidiary of Crump Life Insurance Services, Inc. (the "Parent"), which was an indirect subsidiary of C.G. JCF Holdings, Inc. ("JCF Holdings").

On April 2, 2012, the Company and the Parent became indirect wholly owned subsidiaries of Branch Banking and Trust Company ("BB&T"), when BB&T acquired the Parent and its subsidiaries from C.G. JCF Corporation, which is a subsidiary of JCF Holdings. BB&T is a wholly owned subsidiary of BB&T Corporation (the "Corporation").

Acquisition by BB&T

On April 2, 2012, BB&T completed its acquisition of Crump Life Insurance Services and its subsidiaries. BB&T's cost of acquiring the Company has been pushed-down to establish a new accounting basis for the Company beginning as of April 2, 2012. Accordingly, the accompanying Statements of Income, Statements of Changes in Stockholder's Equity and Statements of Cash Flow are presented for two periods, Predecessor and Successor, which relate to the accounting periods preceding and succeeding the acquisition. The Predecessor and Successor periods have been separated by a vertical line on the face of the financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The purchase price was allocated to the Company by BB&T based on the fair value of assets acquired and liabilities assumed, as follows:

Current assets	$ 5,076,992
Other intangibles	6,000,000
Liabilities	(3,896,286)
Net identifiable assets acquired	7,180,706
Goodwill	13,395,442
Total purchase price	$ 20,576,148

2. Significant Accounting Policies

Cash

Cash includes funds on deposit with financial institutions that are available for withdrawal on demand. The Company maintains cash deposits in banks which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that the risk of any potential credit loss is minimal.

Restricted Cash

The Company holds unremitted mutual fund commissions in a fiduciary account for the exclusive benefit of customers. All mutual fund commissions are remitted on a monthly basis.

Revenue Recognition

The Company recognizes commission revenue on an accrual basis when products are sold based on agreed-upon percentages with the insurance carriers that include certain percentages related to the Parent obtaining specified volume levels with carriers. Bonus percentages are adjusted monthly based on actual volume of product sales of the Parent. Renewal commissions are recognized on a cash basis.

Commission revenue on the accompanying statement of income of $12,028,072 (Successor) and $2,802,706 (Predecessor) is recorded net of commission expense of $4,343,441 (Successor) and $995,242 (Predecessor).

Commissions Receivable from and Payable to Insurance Carriers and Mutual Fund Companies

The Company's receivables are from insurance carriers and mutual fund companies. The Company performs credit evaluations of its customers and generally does not require collateral for commissions receivable. The Company has reflected commissions receivable arising from the Company's operations on its statement of financial condition.

In its capacity as a broker-dealer, the Company collects commissions from carriers for first year product sales and subsequent renewals, recorded as commission income and receivable, and may remit payments, known as override, to the agents, recorded as commission expenses and payable. The Company also collects mutual fund commissions on behalf of Ascensus, Inc. ("Ascensus"), whom oversees various retirement and benefit plans and remits payments back to the plans. Ascensus was an affiliated entity from January 1, 2012 through April 1, 2012. Effective April 2, 2012, Ascensus was no longer an affiliate due to the BB&T acquisition. There were no changes in process after the BB&T acquisition. Mutual fund commissions may be recorded on a gross or net basis depending on the nature of the relationship between the plan, plan sponsor, and Ascensus. Commission revenue on the accompanying statement of income is recorded net of mutual fund commission remittances of $1,857,716 (Successor) and $752,670 (Predecessor). The Company maintains an allowance for commission adjustments on its commissions receivable. In establishing the required allowance, management considers historical losses, current receivable aging, lapse patterns and existing economic conditions.

Goodwill and Intangible asset

Goodwill represents the excess purchased price paid over the estimated fair value of the tangible and identifiable intangible assets acquired and liabilities assumed arising from the BB&T acquisition on April 2, 2012. The Company periodically evaluates goodwill for impairment no less than annually.

Intangible assets consist of acquired customer contracts, arising from the BB&T acquisition and are amortized over their estimated useful life based upon customer retention rates. Whenever events or changes in circumstances indicate that the carrying amount for an asset may not be recoverable, the Company evaluates the asset for impairment. Intangible assets resulting from acquired customer relationships are evaluated in light of actual customer attrition rates and related cash flows to ensure that the carrying value of these intangible assets is recoverable. If an intangible asset is impaired, the asset is written down to estimated fair value. The Company did not record any impairment related to intangible assets in the period April 2, 2012 to December 31, 2012.

Additional information pertaining to goodwill and intangible assets is presented in Note 5.

Income Taxes
For the period January 1, 2012 through April 1, 2012, the Company was included in the consolidated federal income tax return of its ultimate parent company, JCF Holdings., as well as certain combined or unitary state income or franchise tax returns. As such, the Company paid its income taxes through JCF Holding for that period.

For the period April 2, 2012 through December 31, 2012, the Company is included in the consolidated federal income tax return of the Corporation, as well as certain combined or unitary state income or franchise tax returns. As such, the Company pays its income taxes through the Corporation. The taxes paid by the Company are based on an effective tax rate that approximates the tax expense that would be recognized if the Company was to file such income tax returns on a stand-alone basis. Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to intangibles, goodwill, income taxes, revenue recognition and reserves for insurance premiums and commissions receivable. Actual results could differ from those estimates.

Concentration of Risk
Financial instruments that potentially expose the Company to concentrations of credit risk are accounts receivable. As of December 31, 2012 one individual customer accounted for approximately 30% of the total net accounts receivable. For the period ended December 31, 2012 and April 1, 2012, one individual customer accounted for 40% and 58% of total revenues, respectively. The Company maintains allowances for probable credit risks and otherwise controls this risk through monitoring procedures.

3. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3 - 1 (the "Rule"), which requires the maintenance of minimum net capital. The Rule requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. At December 31, 2012, the Company had net capital under the Rule of $2,352,974 which was $2,102,974 in excess of its minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.97 to 1.

4. Related-Party Transactions

From time to time, the Company enters into certain related party transactions with the Parent and other affiliated companies. These transactions, which arise in the normal course of business, are summarized below. Receivables from and payables to Parent and affiliates represent amounts due from and to the Parent and affiliate companies and are expected to be settled in the normal course of business

Administrative Service Fees
For the year ended December 31, 2012, the Parent provided various services to the Company, such as financial statement preparation, use of personnel, and other administrative services. The Parent charged the Company a management services fee for direct costs and other personnel, designed to cover the costs, under a management services agreement. The management service fee would not necessarily be the same if an unrelated party provided these services to the Company. For the periods ended December 31, 2012 and April 1, 2012, total management fees charged by the Parent were $1,494,016 and $419,189, respectively and were reported as administrative service fees to Parent.

Revenue
The Parent receives bonus commissions on an aggregated basis and transfers the bonus commission related to the Company based on the products sold by the Company. These bonus amounts would not necessarily be the same if the Company was independent and an unrelated party paid bonuses to the Company. For the periods ended December 31, 2012 and April 1, 2012, total bonus commissions earned by the Company from the Parent were $ 1,347,267 and $233,530, respectively and were reported as commission income.

The Company provides mutual fund commission processes for retirement and benefit plans, which includes activity with BB&T. For the period ended December 31, 2012, commission of $7,128 were collected from BB&T and reported as revenue from affiliate.

Commission Payments
Included within Commission income are commission payments made to certain officers of the Company in their capacity as registered insurance-broker agents with respect to first year product sales and subsequent renewals. Commission percentages earned are commensurate with commission arrangements entered into with third party registered insurance-broker agents in the normal course of business.

Cash
The Company had $916,027 of cash on deposit with BB&T at December 31, 2012 that is non-interest bearing.

Income Tax Payable to affiliate
The Company had $63,503 in income tax payable to an affiliate at December 31, 2012, presented on the statement of financial condition.

Ascensus Activity
The Company has an agreement to provide mutual fund commission processing for retirement and benefit plans serviced by Ascensus. Under this agreement the Company processes mutual fund commissions for an administrative fee paid by the retirement and benefit plans for which Ascensus is the administrator. For the period ended April 1, 2012, total management fees charged to the affiliate were $80,139 and reported as revenue from affiliate. Additionally, to provide the mutual fund commission processing services, Ascensus provided various services such as use of personnel, information systems, and other administrative services. Ascensus charged the Company a management services fee for these costs. The management services fee would not necessarily be the same if an unrelated party provided these services to the Company. For the period ended April 1, 2012, total fees charged by Ascensus were $50,499 and included in administrative service fees to affiliate. As of April 2, 2012, the Company is no longer affiliated with Ascensus but continues to provide services under this agreement.

5. Goodwill and Intangible Assets

Goodwill
In connection with BB&T's acquisition of the Parent, the Company recorded goodwill on April 2, 2012. Goodwill represents the excess of purchased price paid over the estimated fair value of the assets acquired and liabilities assumed in the acquisition of a business.

The Company assesses goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. At December 31, 2012, the Company evaluated goodwill for impairment and no goodwill impairment was identified or recognized.

Intangible Asset
As a result of BB&T's acquisition the Company recorded the fair value of its customer relationships as an intangible asset. The fair value was calculated based on the revenue expected to be generated by the recurring existing customer relationships in place as of the valuation date and the estimated customer retention rates based on historical analysis. The intangible asset was assigned a 10 year useful life. At December 31, 2012 the gross carrying amount of the intangible asset was $6,000,000 and the accumulated amortization was $1,007,390. The estimated amortization expense for each of the next five years is as follows:

	2013	2014	2015	2016	2017
Amortization Expense	1,093,820	890,676	725,199	590,415	484,140

6. Income Taxes

	Successor Period from April 2, 2012 through December 31, 2012	Predecessor Period from January 1, 2012 through April 1, 2012
Current tax expense		
Federal	$ 1,414,686	$ 164,883
State	427,900	36,502
Total current expense	1,842,586	201,385
Deferred tax expense		
Federal	(337,939)	1,145
State	(102,216)	253
Total deferred (income) expense	(440,155)	1,398
Income tax expense	$ 1,402,431	$ 202,783

The income tax expense differs from the amount computed by applying the appropriate statutory federal income tax rate to income before taxes for the following reasons:

	Successor Period from April 2, 2012 through December 31, 2012	Predecessor Period from January 1, 2012 through April 1, 2012
Federal income taxes at statutory rate of 35% and 34%, respectively	$ 1,186,156	$ 178,525
Increase (decrease) in provision for income taxes as a result of:		
State income tax, net of federal benefit	211,695	24,258
Meals & Entertainment	4,580	-
Other, net	-	-
Income tax expense	$ 1,402,431	$ 202,783
Effective income tax rate	41.37%	38.62%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included in the statement of financial condition, and deferred tax liabilities at December 31, 2012, are presented below:

Deferred tax assets		
Allowance for commission adjustments	$	15,553
Accrued bonus		29,264
Agent advances allowance		385
Total deferred tax assets		45,202
Deferred tax liabilities		
Intangibles		(2,058,076)
Prepaid Expense		-
Total deferred tax liabilities		(2,058,076)
Net deferred tax liability	$	(2,012,874)

The Company has no valuation allowance against deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company has evaluated the requirement of ASC 740, *Income Taxes*. The Company did not have any unrecognized tax benefit and did not have any interest or penalties accrued as of December 31, 2012. The Company is subject to U.S. Income taxes as well as various state and local jurisdictions. Tax years subsequent to 2008 remain open for examination by tax authorities.

7. Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments, which primarily consist of cash, receivables, and current obligations, approximates carrying value because of the short term maturity of these financial instruments.

8. Commitments and Contingencies

In the course of its business, the Company is subject to regulatory examinations, information gathering requests, and inquiries. Management believes that there are no losses or expenses relating to regulatory matters that require accrual.

At December 31, 2012, management is not aware of any material contingent liabilities and the Company has no material future commitments.

9. Subsequent Event

The Company has evaluated subsequent events and has determined there are none requiring disclosure through the date of these financial statements.

P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2012

Total stockholder's equity (from Statement of Financial Condition)	$ 22,764,554
Deduct nonallowable assets	
Commissions receivable - net of allowances of $108,720	1,380,480
Receivable from affiliate	477,292
Other Assets	75,756
Goodwill and intangibles	18,388,052
Other deductions or charges	
Fidelity bond deductible in excess of 10%	90,000
Net capital	2,352,974
Net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $250,000)	250,000
Excess net capital	$ 2,102,974
Total aggregate indebtedness	$ 2,281,088
Percentage of aggregate indebtedness to net capital	97%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the Company's Computation of Net Capital as filed on the amended FOCUS Report FormX-17A-5 as of December 31, 2012 filed on February 26, 2013 and this computation.

P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i)— the Company will carry no margin or customer security accounts and will effectuate all financial transactions through a bank account, designated as "Special Account for the Exclusive Benefit of Customers of PJ Robb Variable Corporation".

pwc

Report on Independent Auditors on Internal Control required By SEC Rule 17a-5(g)(1)

Board of Directors and Stockholder of
P.J. Robb Variable Corporation

To the Board of Directors:

In planning and performing our audit of the financial statements of P.J. Robb Variable Corporation (Predecessor Company) for the period January 1, 2012 to April 1, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Charlotte, NC 28202
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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 1, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013

pwc

Report on Independent Auditors on Internal Control required By SEC Rule 17a-5(g)(1)

Board of Directors and Stockholder of
P.J. Robb Variable Corporation

To the Board of Directors:

In planning and performing our audit of the financial statements of P.J. Robb Variable Corporation (Successor Company) as of December 31, 2012 and for the period April 2, 2012 to December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013

To the Board of Directors and Shareholder of
P. J. Robb Variable Corporation

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 related to the Certification of Exclusion from Membership (Form SIPC-3) filed by P. J. Robb Variable Corporation (the "Company") with the Securities Investor Protection Corporation we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2012, which were agreed to by P. J. Robb Variable Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating P. J. Robb Variable Corporation's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(a)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2012. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared to Total Revenues amount included in the Schedule of Revenues for the year needed December 31, 2012 to the total revenues in the Company's audited financial statements included in Form X-17A-5 for the year ended December 31, 2012.

2. Compared the amount in the Commission processing of shares of registered open and investment companies or unit investment trusts classification reported in the Schedule of Revenues prepared by the company for the year ended December 31, 2012 to monthly trade blotter reports and Company bank statements.

3. Compared the amount in the Sales of variable annuities revenue classification reported in the Schedule of Revenues prepared by the company for the year ended December 31, 2012 to the system generated Paragon placed case reports and Lawson Transaction reports.

4. Compared the amount in the Insurance commission and fees revenue classification reported in the Schedule of Revenues prepared by the company for the year ended December 31, 2012 to the system generated Paragon placed case reports and Lawson Transaction reports.

5. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2012.

pwc

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of P. J. Robb Variable Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013

Schedule of Revenues for the year ended December 31, 2012*

$ 7,281,014	Commission processing of shares of registered open and investment companies or unit investment trusts
41,218	Sales of variable annuities
7,595,813	Insurance commissions and fees
-	Investment advisory services to one or more registered investment companies or insurance company separate accounts
$ 14,918,045	Total Revenues (*as stated in the audited financial statements*)

* The classifications above are derived from Form SIPC-3

P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

December 31, 2012